

FOR IMMEDIATE RELEASE

For more information contact:
Luis Eduardo Bravo / Jorge Bustos
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED SECOND QUARTER 2004 AND YEAR TO DATE RESULTS

SECOND QUARTER

Revenues Up 8.3%, Operating Income Increased 274.7%, EBITDA[1] Up 21.9%, Net Income Improved 94.4% to US$(0.00) per ADR

YEAR TO DATE

Revenues Up 9.4%, Operating Income Increased 65.5%, EBITDA[1] Up 25.2%, Net Income Decreased 48.7% to US$0.41 per ADR

(Santiago, Chile, August 4, 2004) -- CCU (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the second quarter and six months ended June 30, 2004. All US$ figures are based on the exchange rate effective June 30, 2004 (US$1.00 = Ch$636.30).

COMMENTS FROM THE CEO

We are very satisfied with the second quarter results. Consolidated revenues grew 8.3%, operating results increased 274.7% and EBITDA grew 21.9%, which improved the Company's profitability and was reflected in considerably better margins. During this period, the Chilean and Argentinean beer businesses -as well as soft drinks, mineral water and nectars- had a very positive performance. In the Chilean beer business, revenue grew 8.5% and operating income 94.3%, due to higher sales volume, average prices and a stronger Chilean peso. The Argentinean beer business increased its revenues 37.9% and improved its operating results by US$1.6 million, due to higher sales volume and price recovery in US dollar terms, which rose from US$27/HL in Q2'03 to US$34/HL in Q2'04.

---

(1) Operating income plus depreciation and operating amortization

The soft drinks, mineral water and nectars business increased its volume by 3.3% and its operating results by US$0.5 million, showing higher sales volume in nectars and mineral water.

In the wine segment, the Chilean domestic market had a very positive performance with 5.5% higher sales volume and 9.8% higher prices. However, operating results decreased US$0.5 million, mainly explained by the stronger Chilean peso that offset the 11.7% price increase in Chilean bottled wine exports measured in US dollar terms. The rationalization plan, including costs, expenses and number of SKUs has continued, with only a few minor issues which still need to be defined. The benefits of this rationalization plan will be fully captured after the next vintage.

The pisco business has continued developing in a very positive manner with its two brands, "Ruta Norte" and "Ruta Sour", a recently launched ready-to-drink pisco sour. According to the latest AC Nielsen measurements, the Company has obtained a 16.5% market share of the pisco industry.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q2'04   Total revenues increased 8.3% to Ch$84,074 million (US$132.1 million), as a result of higher consolidated volumes and higher consolidated average prices. Consolidated volumes growth is explained by an increase of 3.3% in the soft drinks segment, 8.3% in beer Argentina, 2.3% in beer Chile and 5.5% in the Chilean domestic wine segment. The increase in average prices is explained by increases of 26.9% in beer Argentina, 6.5% in beer Chile, 8.4% in wine and 0.5% in soft drinks.

YTD   Accumulated revenues increased 9.4% and amounted to Ch$195,801 million (US$307.7 million).

CCU



Revenues by Segment

	Q2 (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	40.2	32.9%	**43.6**	33.0%	8.5%
Beer - Argentina	9.1	7.5%	**12.5**	9.5%	37.9%
Soft Drinks & Mineral Water	36.3	29.8%	**37.8**	28.6%	3.9%
Wine	34.3	28.1%	**33.2**	25.1%	-3.4%
Others	2.1	1.7%	**5.1**	3.9%	144.3%
TOTAL	122.0	100.0%	**132.1**	**100.0%**	8.3%

	Year to Date (US$ million)				
	2003		**2004**		% Chg.
Beer - Chile	108.4	38.6%	**119.6**	**38.9%**	10.3%
Beer - Argentina	23.1	8.2%	**32.5**	**10.6%**	41.1%
Soft Drinks & Mineral Water	84.9	30.2%	**88.7**	**28.8%**	4.4%
Wine	61.5	21.9%	**57.8**	**18.8%**	-6.0%
Others	3.3	1.2%	**9.1**	**3.0%**	176.2%
TOTAL	281.2	100.0%	**307.7**	**100.0%**	9.4%

CCU

GROSS PROFIT

Q2'04   Increased 15.7% to Ch$39,813 million (US$62.6 million) as a result of 8.3% higher revenues, partially offset by a 2.4% higher ***cost of goods sold***, which amounted to Ch$44,261 million (US$69.6 million). The increase in cost of goods sold is explained by an 8.3% growth in volumes in the beer Argentina segment and the higher sales level of pisco. Cost of goods sold, as a percentage of sales, decreased from 55.7% to 52.6% in Q2'04. The gross profit margin, as a percentage of sales, increased from 44.3% to 47.4%.

YTD   Increased 17.6%, amounting to Ch$102,883 million (US$161.7 million). The consolidated gross margin increased 3.6 percentage points to 52.5%.

OPERATING RESULT

Q2'04   Amounted to Ch$3,946 million (US$6.2 million), 274.7% higher than Q2'03 due to higher gross profit, partially offset by 7.5% higher selling general & administrative expenses (SG&A). **SG&A** increased from Ch$33,359 million (US$52.4 million) in Q2'03 to Ch$35,867 million (US$56.4 million) in Q2'04 mainly due to higher SG&A expense associated with the beer Chile, beer Argentina and soft drink segments. The consolidated operating margin for the period increased from 1.4% to 4.7%.

YTD   Increased 65.5% to Ch$27,462 million (US$43.2 million). The operating margin increased 4.7 percentage points to 14.0%.

Operating Income and Operating Margin by Segment

	Q2 Operating Income (US$ million)			Q2 Operating Margin	
	2003	**2004**	**% Chg**	2003	**2004**
Beer - Chile	2.9	**5.5**	**94.3%**	7.1%	**12.7%**
Beer - Argentina	-3.9	**-2.3**	**41.6%**	-42.7%	**-18.1%**
Soft Drinks & Mineral Water	-0.2	**0.2**	**NM**	-0.7%	**0.6%**
Wine	3.2	**2.7**	**-15.9%**	9.2%	**8.0%**
Others	-0.2	**0.0**	**NM**	-3.9%	**0.4%**
TOTAL	1.7	**6.2**	**274.7%**	1.4%	**4.7%**

| | Year to Date | | | | |
| | Operating Income (US$ million) | | | Operating Margin | |
	2003	**2004**	**%Chg**	2003	**2004**
Beer - Chile	21.9	**31.8**	**45.0%**	20.2%	**26.6%**
Beer - Argentina	-5.5	**-0.5**	**90.7%**	-23.7%	**-1.6%**
Soft Drinks & Mineral Water	4.7	**8.3**	**76.9%**	5.6%	**9.4%**
Wine	5.2	**3.2**	**-38.0%**	8.5%	**5.6%**
Others	-0.3	**0.3**	**NM**	-2.5%	**1.4%**
TOTAL	26.1	**43.2**	**65.5%**	9.3%	**14.0%**

EBITDA

Q2'04   Increased 21.9%, to Ch$14,050 million (US$22.1 million), while the consolidated EBITDA margin was 1.9 percentage points higher than in Q2'03, reaching 16.7%.

YTD   Increased 25.2%, to Ch$47,721 million (US$75.0 million). The EBITDA margin increased 3.1 percentage points to 24.4%.



NON-OPERATING RESULTS

Q2'04   Decreased by Ch$1,354 million (US$2.1 million) compared to the same quarter last year, from a loss of Ch$1,740 million (US$2.7 million) to a loss of Ch$3,094 million (US$4.9 million). The lower non-operating results are mainly explained by:

- *Price level restatement,* which decreased from a gain of Ch$1,709 million (US$2.7 million) to a gain of Ch$478 million (US$0.8 million) in Q2'04, mainly due to higher monetary assets balance during Q2'03.

- *Financial income/expenses,* which decreased Ch$636 million (US$1.0 million) due to lower interest rates for deposits and the higher indebtedness level.

- *Foreign currency exchange result,* which decreased 62.9% to a loss of Ch$889 million (US$1.4 million), due to the variation of the exchange rate during the quarter.

These negative effects were partially offset by:

- *Other non-operating income/expenses,* which improved from a loss of Ch$896 million (US$1.4 million) in Q2'03 to a loss of Ch$430 million (US$0.7 million) this quarter, mainly due to the absence of expenses related with the extraordinary dividends paid last year, and lower fixed assets' write-offs.

- *Related companies result,* which improved from a loss of Ch$386 million (US$0.6 million) to a loss of Ch$4 million (US$0.0 million), mainly due to better results associated with the related companies that do not consolidate with CCU.

YTD   Decreased from a gain of Ch$18,764 million (US$29.5 million) to a loss of Ch$5,145 million (US$8.1 million), mainly due to the absence of the gain generated last year in connection with the sale of the Croatian brewery Karlovacka Pivovara (KP).

NET INCOME

Q2'04   Improved 94.4% in relation to Q2'03, reaching a loss of Ch$55 million (US$0.1 million), mainly due to higher operating income, partially offset by lower non-operating results and higher income taxes, associated with better results in the beer Chile and soft drink businesses and higher deferred income taxes.

YTD   Decreased from Ch$32,089 million (US$50.4 million) to Ch$16,460 million (US$25.9 million), mainly due to the absence of the extraordinary gain generated last year in connection with the sale of KP.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc.) and to those derived from the sale of other non-core products. The results of the Company's pisco business and plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales, number of employees and number of transactions, among others.

(** Note: the comments below regarding volumes and pricing refer to Q2'04.)

BEER CHILE

Revenues increased 8.5% to Ch$27,732 million (US$43.6 million), as a result of 2.3% higher sale volumes and a 6.5% higher real average price.

Operating Income increased 94.3% to Ch$3,523 million (US$ 5.5 million), mainly as a result of higher revenues and lower cost of goods sold, partially offset by higher SG&A expenses. **Cost of goods sold** decreased 6.1% to Ch$11,695 million (US$18.4 million), reaching 42.2% of sales, 6.6 percentage points lower than in Q2'03, mainly due to lower direct costs as a consequence of the appreciation of the Chilean peso and lower depreciation expense. **SG&A** increased 10.9% to Ch$12,514 million (US$19.7 million) mainly due to higher marketing expenses partially explained by the Heineken brand and more activities in the point of sale, in addition to higher freight expenses. The operating margin increased from 7.1% to 12.7%.

EBITDA increased 23.5% to Ch$8,266 million (US$13.0 million), while the EBITDA margin was 29.8% of sales, 3.6 percentage points higher than in Q2'03.

Comments The profitability of this segment increased mainly due to two factors: higher prices and a stronger Chilean peso. Prices increased due to the price adjustments made last year, lower discounts and a better sales mix. A stronger Chilean peso positively affected raw material costs, improving margins.

BEER ARGENTINA

Revenues increased 37.9% to Ch$7,976 million (US$12.5 million), due to 8.3% higher sale volumes and 26.9% higher prices measured in Chilean pesos, similar to the 27.2% increase they experienced in US dollar terms.

Operating Income improved from a loss of Ch$2,471 million (US$3.9 million) in Q2'03 to a loss of Ch$1,442 million (US$2.3 million) in Q2'04, as a result of higher revenues and lower cost of goods sold and SG&A expense as a percentage of sales. ***Cost of goods sold*** increased from Ch$4,339 million (US$6.8 million) in Q2'03 to Ch$4,891 million (US$7.7 million) this quarter, explained by the higher sales level. As a percentage of sales, cost of goods sold decreased from 75.0% to 61.3%. ***SG&A*** expense increased from Ch$3,916 million (US$6.2 million) to Ch$4,527 million (US$7.1 million), mainly as a result of higher freight expenses, marketing expenses principally related to the Heineken, Budweiser and Schneider brands, in addition to higher salaries expense. As a percentage of sales, SG&A expense decreased from 67.7% to 56.8%.

EBITDA improved from a negative flow of Ch$536 million (US$0.8 million) to a positive flow of Ch$122 million (US$0.2 million) this quarter, while the EBITDA margin was 1.5%, compared with a negative 9.3% in Q2'03.

Comments The good results obtained in Argentina where sales volume grew by 8.3% compared with Q2'03, allowed the Company to increase its market share to 15% as of Q2'04, up from 14% a year ago. Additionally, prices continued recovering in US dollar terms reaching US$34 per HL in Q2'04 compared with US$27 per HL a year ago, improving the profitability of this segment.

SOFT DRINKS, NECTARS & MINERAL WATER

Revenues increased 3.9% to Ch$24,026 million (US$37.8 million), due to 3.3% higher sale volumes, and 0.5% higher prices, mainly due to price increases in the nectar category.

Operating Income improved from a loss of Ch$154 million (US$0.2 million) in Q2'03 to a gain of Ch$142 million (US$0.2 million) this quarter, as a result of higher revenues, partially offset by higher cost of goods sold and SG&A expense. ***Cost of goods sold*** increased 1.2% to Ch$12,229 million (US$19.2 million) mainly due to higher maintenance costs. As a percentage of sales, cost of goods sold decreased from 52.3% to 50.9%. ***SG&A*** expense increased 4.1% to Ch$11,655 million (US$18.3 million), mainly due to higher freight expenses. The operating margin improved from a negative 0.7% to a positive 0.6% in Q2'04.

EBITDA Increased 10.9% from Ch$2,533 million (US$4.0 million) in Q2'03 to Ch$2,808 million (US$4.4 million) in Q2'04. The EBITDA margin increased from 11.0% in Q2'03 to 11.7% this quarter.

Comments During the quarter, the positive trend in nectar and mineral water volumes continued. Nectars grew 18.6% and mineral water 11.2%. As a consequence

of the high demand for nectars, we were able to increase prices by 7.5%. First preference for nectars increased from 53.0% in Q2'03 to 61.7% in Q2'04. First preference for soft drinks grew from 18.9% to 20.7% this quarter.

WINE

Revenues decreased 3.4% to Ch$21,097 million (US$33.2 million), due to 10.8% lower sales volumes, partially offset by 8.4% higher average prices. The decrease in consolidated volumes is mainly explained by lower wine sales of Finca La Celia (FLC), VSP's subsidary in Argentina, partially offset by 5.5% higher domestic sales in Chile. Lower sales from FLC are explained by the higher focus on branded wine instead of private labels, that have lower margins. Higher average prices are explained by higher prices in Argentina and in the Chilean domestic market.

Operating Income decreased 15.9% to Ch$1,697 million (US$2.7 million), due to lower revenues partially offset by lower cost of goods sold. **Cost of goods sold** decreased 3.3% from Ch$13,989 million (US$22.0 million) in Q2'03 to Ch$13,529 million (US$21.3 million) this quarter, mainly due to lower direct costs. **SG&A** was almost constant, increasing 0.7% to Ch$5,871 million (US$9.2 million). Accordingly, the operating margin decreased from 9.2% in Q2'03 to 8.0% in Q2'04.

EBITDA decreased 8.1%, to Ch$2,470 million (US$3.9 million), while the EBITDA margin decreased from 12.3% to 11.7%.

Comments The profitability of this segment continues to be affected by the weaker US dollar that decreased 11.4% during Q2'04 versus the same quarter last year. This effect offset the 11.7% price increase in US dollar terms of the Chilean exports of bottled wine. The Chilean domestic business had very promising results during the quarter, increasing volumes by 5.5% and prices by 9.8%. Viña San Pedro has continued with its program to rationalize costs, expenses and SKUs, with only a few minor issues which still need to be defined. The benefits of this rationalization plan will be fully captured after the next vintage. Tabalí wines were launched in July in London, during the Polo Coronation Cup. These wines will strengthen the premium wine category of the San Pedro Wine Group (SPWG). SPWG's premium wines were the most awarded in the last Catad'or Hyatt contest held in Santiago, with 6 gold medals and 6 silver medals, considering San Pedro, Santa Helena and Tabalí wines.

CCU

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the sum of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by the average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used by the operation.

ROCE on a consolidated level for the twelve-month period ended June 30, 2004 was 11.7%, increasing 3.9 percentage points when compared with the same period of last year.

	ROCE 2004	ROCE 2003(*)
BEER CHILE	29.6%	17.9%
BEER ARGENTINA	-1.2%	-8.8%
SOFT DRINKS	14.4%	11.5%
WINE	1.1%	7.9%
CONSOLIDATED	**11.7%**	7.8%

(*) If the extraordinary gain on Karlovacka Pivovara's sale is taken into consideration, the ROCE was 12.8%.

(Five exhibits to follow)

Compañía Cervecerías Unidas S.A.

Exhibit 1: Income Statement (Second Quarter 2004)

	Ch$ millions		US$ millions (1)		
	Q2'04	Q2'03	Q2'04	Q2'03	% Change
Net sales	84,074	77,625	132.1	122.0	8.3%
Cost of goods sold	(44,261)	(43,213)	(69.6)	(67.9)	2.4%
% of sales	52.6%	55.7%	52.6%	55.7%	
Gross profit	39,813	34,412	62.6	54.1	15.7%
% of sales	47.4%	44.3%	47.4%	44.3%	
SG&A	(35,867)	(33,359)	(56.4)	(52.4)	7.5%
% of sales	42.7%	43.0%	42.7%	43.0%	
Operating income	3,946	1,053	6.2	1.7	274.7%
% of sales	4.7%	1.4%	4.7%	1.4%	
Non-operating result					
Financial income	(217)	280	(0.3)	0.4	NM
Equity in NI of rel. companies	(4)	(386)	(0.0)	(0.6)	99.0%
Other non-operating income	137	279	0.2	0.4	-50.8%
Amortization of goodwill	(582)	(589)	(0.9)	(0.9)	1.3%
Interest expenses	(1,450)	(1,312)	(2.3)	(2.1)	-10.5%
Other non-operating expenses	(567)	(1,175)	(0.9)	(1.8)	51.8%
Price level restatement	478	1,709	0.8	2.7	-72.1%
Currency exchange result	(889)	(546)	(1.4)	(0.9)	-62.9%
Total	(3,094)	(1,740)	(4.9)	(2.7)	-77.8%
Income before taxes	852	(687)	1.3	(1.1)	NM
Income taxes	(929)	(94)	(1.5)	(0.1)	-891.1%
Tax rate	109.0%	-13.6%	109.0%	-13.6%	
Minority interest	11	(213)	0.0	(0.3)	NM
Amort. of negative goodwill	11	12	0.02	0.02	-2.6%
Net income	(55)	(982)	(0.1)	(1.5)	94.4%
% of sales	-0.1%	-1.3%	-0.1%	-1.3%	
Earnings per share	(0.17)	(3.08)	(0.00)	(0.00)	94.4%
Earnings per ADR	(0.86)	(15.42)	(0.00)	(0.02)	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	9,623	9,965	15.1	15.7	-3.4%
Amortization	481	508	0.8	0.8	-5.4%
EBITDA	14,050	11,526	22.1	18.1	21.9%
% of sales	16.7%	14.8%	16.7%	14.8%	
Capital expenditures	3,359	5,020	5.3	7.9	-33.1%

(1) Exchange rate: US$1.00 = Ch$636.30

Compañía Cervecerías Unidas S.A.

Exhibit 2: Income Statement (Six Months Ended June 30, 2004)

	Ch$ millions		US$ millions (1)		
	30-June-04	30-June-03	30-June-04	30-June-03	% Change
Net sales	195,801	178,936	307.7	281.2	9.4%
Cost of goods sold	(92,919)	(91,416)	(146.0)	(143.7)	1.6%
% of sales	47.5%	51.1%	47.5%	51.1%	
Gross profit	102,883	87,520	161.7	137.5	17.6%
% of sales	52.5%	48.9%	52.5%	48.9%	
SG&A	(75,421)	(70,923)	(118.5)	(111.5)	6.3%
% of sales	38.5%	39.6%	38.5%	39.6%	
Operating income	27,462	16,597	43.2	26.1	65.5%
% of sales	14.0%	9.3%	14.0%	9.3%	
Non-operating result					
Financial income	368	947	0.6	1.5	-61.1%
Equity in NI of rel. companies	(16)	19,806	(0.0)	31.1	NM
Other non-operating income	421	548	0.7	0.9	-23.3%
Amortization of goodwill	(1,152)	(1,214)	(1.8)	(1.9)	5.1%
Interest expense	(3,179)	(2,258)	(5.0)	(3.5)	-40.8%
Other non-operating expenses	(742)	(1,394)	(1.2)	(2.2)	46.8%
Price level restatement	322	2,903	0.5	4.6	-88.9%
Currency exchange result	(1,166)	(575)	(1.8)	(0.9)	-102.8%
Total	(5,145)	18,764	(8.1)	29.5	NA
Income before taxes	22,317	35,361	35.1	55.6	-36.9%
Income taxes	(5,880)	(2,762)	(9.2)	(4.3)	112.9%
Tax rate	26.3%	7.8%	26.3%	7.8%	
Minority interest	0	(534)	0.0	(0.8)	NM
Amort. of negative goodwill	22	24	0.0	0.0	-9.5%
Net income	16,460	32,089	25.9	50.4	-48.7%
% of sales	8.4%	17.9%	8.4%	17.9%	
Earnings per share	51.68	100.75	0.08	0.16	-48.7%
Earnings per ADR	258.39	503.74	0.41	0.79	
Weighted avg. shares (millions)	318.5	318.5	318.5	318.5	
Depreciation	19,333	20,593	30.4	32.4	-6.1%
Amortization	926	935	1.5	1.5	-1.0%
EBITDA	47,721	38,126	75.0	59.9	25.2%
% of sales	24.4%	21.3%	24.4%	21.3%	
Capital expenditures	9,804	8,798	15.4	13.8	11.4%

(1) Exchange rate: US$1.00 = Ch$636.30

Compañía Cervecerías Unidas S.A.

Exhibit 3: Segment Information - Second Quarter 2004

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	27,296	25,067	7,905	5,753	23,944	23,062	21,014	21,747	3,242	1,327
Other products [*]	436	488	71	30	82	59	84	92	2,984	2,537
Total	27,732	25,555	7,976	5,783	24,026	23,121	21,097	21,839	6,226	3,864
% change	8.5%		37.9%		3.9%		-3.4%		61.1%	
Cost of sales	(11,695)	(12,460)	(4,891)	(4,339)	(12,229)	(12,082)	(13,529)	(13,989)	(4,900)	(2,880)
% of sales	42.2%	48.8%	61.3%	75.0%	50.9%	52.3%	64.1%	64.1%	78.7%	74.5%
SG&A	(12,514)	(11,281)	(4,527)	(3,916)	(11,655)	(11,193)	(5,871)	(5,833)	(1,301)	(1,136)
% of sales	45.1%	44.1%	56.8%	67.7%	48.5%	48.4%	27.8%	26.7%	20.9%	29.4%
Operating profit	3,523	1,814	(1,442)	(2,471)	142	(154)	1,697	2,017	25	(153)
% change	94.3%		41.6%		NM		-15.9%		NM	
% of sales	12.7%	7.1%	-18.1%	-42.7%	0.6%	-0.7%	8.0%	9.2%	0.4%	-3.9%
Depreciation	4,500	4,674	1,461	1,814	2,630	2,651	675	526	356	299
Amortization	243	205	103	121	35	36	97	144	3	2
EBITDA	8,266	6,693	122	(536)	2,808	2,533	2,470	2,687	385	149
% change	23.5%		NM		10.9%		-8.1%		157.6%	
% of sales	29.8%	26.2%	1.5%	-9.3%	11.7%	11.0%	11.7%	12.3%	6.2%	3.9%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2004	2003	2004	2003	2004	2003	2004	2003
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	646,740	632,388	353,465	326,474	867,851	840,354	278,281	312,083
% change	2.3%		8.3%		3.3%		-10.8%	

Soft Drinks			Chile - Domestic	
639,042	639,750		134,890	127,904
-0.1%			5.5%	
Nectars			Chile Bottled Exports	
92,974	78,421		105,825	105,787
18.6%			0.0%	
Mineral Water			Chile Bulk Exports	
135,835	122,182		25,697	10,090
11.2%			154.7%	

Argentina	
11,869	68,302
-82.6%	

* Volumes include exports of 8,250 HL (6,702 HL to Chile) and 7,007 HL (5,277 HL to Chile) hectoliters in Q2'04 and Q2'03 respectively.

** In unit cases, sales from the soft drinks and mineral water segment totaled 15.3 million and 14.8 million in Q2'04 and Q2'03 respectively.

					Total		Total	
Price (Ch$ / HL)	42,205	39,638	22,365	17,623	27,590	27,443	75,512	69,683
% change (real)	6.5%		26.9%		0.5%		8.4%	

Soft Drinks			Chile - Domestic	
26,662	26,629		50,674	46,148
0.1%			9.8%	
Nectars			Chile Bottled Exports	
40,365	37,544		115,466	119,701
7.5%			-3.5%	
Mineral Water			Chile Bulk Exports	
21,419	22,124		35,632	40,836
-3.2%			-12.7%	

Argentina	
87,905	40,546
116.8%	

Compañía Cervecerías Unidas S.A.

Exhibit 4: Segment Information - Six Month Ended June 30, 2004

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine		Others	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
OPERATING RESULTS										
(all figures in Ch$ millions)										
Revenues										
Core products	75,189	67,872	20,482	14,594	56,260	53,918	36,564	38,925	5,842	2,103
Other products (*)	881	1,116	216	76	164	130	205	201	6,587	6,598
Total	76,070	68,988	20,697	14,670	56,424	54,049	36,769	39,126	12,428	8,701
% change	10.3%		41.1%		4.4%		-6.0%		42.8%	
Cost of sales	(28,021)	(29,794)	(11,222)	(9,900)	(26,325)	(26,940)	(24,343)	(25,066)	(9,563)	(6,296)
% of sales	36.8%	43.2%	54.2%	67.5%	46.7%	49.8%	66.2%	64.1%	76.9%	72.4%
SG&A	(27,814)	(25,239)	(9,800)	(8,251)	(24,790)	(24,108)	(10,359)	(10,723)	(2,657)	(2,602)
% of sales	36.6%	36.6%	47.3%	56.2%	43.9%	44.6%	28.2%	27.4%	21.4%	29.9%
Operating profit	20,235	13,955	(325)	(3,481)	5,309	3,001	2,067	3,336	177	(214)
% change	45.0%		90.7%		76.9%		-38.0%		NM	
% of sales	26.6%	20.2%	-1.6%	-23.7%	9.4%	5.6%	5.6%	8.5%	1.4%	-2.5%
Depreciation	9,023	9,549	3,020	4,044	5,304	5,304	1,297	1,103	689	593
Amortization	452	389	205	255	70	76	193	212	5	4
EBITDA	29,710	23,894	2,900	818	10,682	8,380	3,557	4,651	871	382
% change	24.3%		254.4%		27.5%		-23.5%		128.0%	
% of sales	39.1%	34.6%	14.0%	5.6%	18.9%	15.5%	9.7%	11.9%	7.0%	4.4%

* The "Other products" line corresponds to intercompany sales in the "Other" segment.

	Beer - Chile		Beer - Argentina*		Soft Drinks & Min Water		Wine	
	2004	2003	2004	2003	2004	2003	2004	2003
VOLUMES & PRICING								
					Total**		Total	
Volume (HLs)	1,778,822	1,762,605	971,861	859,282	2,070,229	1,982,746	499,628	574,676
% change	0.9%		13.1%		4.4%		-13.1%	

Soft Drinks & Min Water:

Soft Drinks	
1,508,194	1,472,276
2.4%	
Nectars	
175,997	149,290
17.9%	
Mineral Water	
386,038	361,180
6.9%	

Wine:

Chile - Domestic	
237,231	227,230
4.4%	
Chile Bottled Exports	
185,865	176,176
5.5%	
Chile Bulk Exports	
48,155	51,052
-5.7%	

Argentina	
28,378	120,217
-76.4%	

* Volumes include exports of 21,257 HL (16,764 HL to Chile) and 21,842 HL (16,635 HL to Chile) hectoliters in 2004 and 2003 respectively.

** In unit cases, sales from the soft drink and mineral water segment totaled 36.5 million and 34.9 million in 2004 and 2003, respectively.

	Beer - Chile		Beer - Argentina		Soft Drinks & Min Water		Wine	
					Total		Total	
Price (Ch$ / HL)	42,269	38,507	21,075	16,984	27,176	27,194	73,183	67,733
% change (real)	9.8%		24.1%		-0.1%		8.0%	

Soft Drinks & Min Water:

Soft Drinks	
26,481	26,941
-1.7%	
Nectars	
41,303	38,179
8.2%	
Mineral Water	
21,786	22,128
-1.5%	

Wine:

Chile - Domestic	
50,127	46,041
8.9%	
Chile - Export	
114,636	124,937
-8.2%	
Chile Bulk Exports	
33,987	36,086
-5.8%	

Argentina	
60,933	38,342
58.9%	

Compañía Cervecerías Unidas S.A.

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)		% Change
	Jun 30-2004	Jun 30-2003	Jun 30-2004	Jun 30-2003	
ASSETS					
Cash & equivalents	31,648	48,882	49.7	76.8	-35.3%
Other current assets	151,103	216,451	237.5	340.2	-30.2%
Total current assets	182,751	265,333	287.2	417.0	-31.1%
PP&E, net	311,274	335,929	489.2	527.9	-7.3%
Other assets	65,859	68,224	103.5	107.2	-3.5%
TOTAL ASSETS	559,883	669,485	879.9	1,052.2	-16.4%
LIABILITIES & STOCKHOLDERS' EQUITY					
Short-term debt (2)	36,154	57,921	56.8	91.0	-37.6%
Other current liabilities	56,512	169,509	88.8	266.4	-66.7%
Total current liabilities	92,666	227,430	145.6	357.4	-59.3%
Long-term debt (2)	111,019	90,542	174.5	142.3	22.6%
Other long-term liabilities	32,881	30,225	51.7	47.5	8.8%
Total long-term liabilities	143,900	120,767	226.2	189.8	19.2%
Minority interest	39,040	41,350	61.4	65.0	-5.6%
Stockholders' equity	284,277	279,938	446.8	439.9	1.5%
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	559,883	669,485	879.9	1,052.2	-16.4%

OTHER FINANCIAL INFORMATION

	Ch$ millions		US$ millions (1)		% Change
Cash & equivalents plus other liquid assets	63,706	146,745	100.1	230.6	-56.6%
Total financial debt	147,172	148,463	231.3	233.3	-0.9%
Net debt (3)	83,466	1,717	131.2	2.7	4760.9%
Liquidity ratio	1.97	1.17			
Debt / Capitalization	0.31	0.32			

(1) Exchange rate: US$1.00 = Ch$636.30
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents plus other liquid assets